SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

ANIXTER INTERNATIONAL INC.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

035290105

(CUSIP Number)

Jon Wasserman, Esq.

Joseph Miron, Esq.

Equity Group Investments

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

(312) 454-1800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 035290105	SCHEDULE 13D	Page 2 of 20 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KMJZ INVESTMENTS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 526,277
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 526,277

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 526,277
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on October 22, 2019, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2019.

CUSIP No. 035290105	SCHEDULE 13D	Page 3 of 20 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SAMSTOCK/SIT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 862,147
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 862,147

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 862,147
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on October 22, 2019, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2019.

CUSIP No. 035290105	SCHEDULE 13D	Page 4 of 20 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SAMSTOCK/ALPHA, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,587
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 55,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on October 22, 2019, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2019.

CUSIP No. 035290105	SCHEDULE 13D	Page 5 of 20 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SAMSTOCK/ZFT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,588
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 55,588

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on October 22, 2019, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2019.

CUSIP No. 035290105	SCHEDULE 13D	Page 6 of 20 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SZ INTERVIVOS QTIP TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on October 22, 2019, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2019.

CUSIP No. 035290105	SCHEDULE 13D	Page 7 of 20 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CHAI TRUST COMPANY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,528,299
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,528,299

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on October 22, 2019, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2019.

CUSIP No. 035290105	SCHEDULE 13D	Page 8 of 20 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SAMSTOCK/SZRT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,449,432
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,449,432

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,449,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on October 22, 2019, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2019.

CUSIP No. 035290105	SCHEDULE 13D	Page 9 of 20 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SAMUEL ZELL REVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,464,098
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,464,098

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,464,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on October 22, 2019, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2019.

CUSIP No. 035290105	SCHEDULE 13D	Page 10 of 20 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SAMUEL ZELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,464,098
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,464,098

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,464,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on October 22, 2019, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2019.

CUSIP No. 035290105	SCHEDULE 13D	Page 11 of 20 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZELL FAMILY FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 647,940
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 647,940
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 647,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on October 22, 2019, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2019.

CUSIP No. 035290105	SCHEDULE 13D	Page 12 of 20 Pages

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock, $1.00 par value per share (“Common Stock”), of Anixter International Inc., a Delaware corporation (the “Issuer”) whose principal executive office is located at 2301 Patriot Blvd, Glenview, Illinois 60026.

Item 2. IDENTITY AND BACKGROUND

(a-c)

(a-c) This Schedule 13D relates to Common Stock held by: (i) KMJZ Investments, L.L.C., a Delaware limited liability company (“KMJZ”); (ii) Samstock/SIT, L.L.C., a Delaware limited liability company (“SIT”); (iii) Samstock/Alpha, L.L.C., a Delaware limited liability company (“Alpha”); (iv) Samstock/ZFT, L.L.C., a Delaware limited liability company (“ZFT”); (v) Samstock/SZRT, L.L.C., a Delaware limited liability company (“SZRT”); (vi) SZ Intervivos QTIP Trust, a trust organized in Illinois and established for the benefit of Samuel Zell family members and the Zell Family Foundation (“QTIP”); (vii) the Samuel Zell Revocable Trust, a trust organized in Illinois (“Revocable Trust”) of which Samuel Zell is the sole trustee and beneficiary and (viii) the Zell Family Foundation, an Illinois not for profit corporation (“ZFF”).

Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”), is the trustee of QTIP and each of the various trusts established for the benefit of Samuel Zell and his family that own each of KMJZ and SIT directly and each of Alpha and ZFT indirectly. In such capacity, Chai Trust may be deemed to beneficially own the shares of Common Stock held directly by KMJZ, SIT, Alpha, ZFT, and QTIP. The Revocable Trust is the sole owner of SZRT. KMJZ, SIT, Alpha, ZFT, QTIP, SZRT, Chai Trust, the Revocable Trust, Samuel Zell and ZFF are sometimes referred to herein collectively as the “Reporting Persons.”

The executive officers of each of KMJZ, SIT, Alpha, ZFT, and SZRT are:

Samuel Zell	President. Mr. Zell is also Chairman and Chief Executive Officer of the Equity Group Investments division of Chai Trust (“EGI”). Mr. Zell also serves as the Chairman of the Board of the Issuer.
Mark R. Sotir	Vice President. Mr. Sotir is also President of EGI.
Philip G. Tinkler	Vice President and Treasurer.
Jonathan D. Wasserman	Vice President and Secretary.

The officers and senior managing directors of Chai Trust are as follows:

Scott R. Peppet	President and Senior Managing Director. Mr. Peppet also serves on the Issuer’s board of directors.

Mark R. Sotir	Chief Operating Officer, Vice President and Senior Managing Director. Mr. Sotir is also President of EGI.

Philip G. Tinkler	Chief Financial Officer.

Jonathan D. Wasserman	Chief Legal Officer and Senior Managing Director.

James G. Bunegar	Chief Compliance Officer, Assistant Trust Officer and Treasurer.

Robert M. Levin	Senior Trust Officer and Senior Managing Director. Mr. Levin is also of counsel in the law firm Levin, Schreder & Carey, Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

Lucille McFarland	Controller and Assistant Secretary.

Carleen L. Schreder	Secretary. Ms. Schreder is also a partner in the law firm Levin, Schreder & Carey, Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

CUSIP No. 035290105	SCHEDULE 13D	Page 13 of 20 Pages

	Thomas P. Heneghan	Senior Managing Director. Mr. Heneghan is also the Chief Executive Officer of Equity International, a private equity firm.

	David J. Contis	Senior Managing Director. Mr. Contis is also a Principal at Agora Advisors, Inc., whose address is 5421 Kietzke Lane, Suite 100, Reno, NV 89511.

	Suzanne Campion	Senior Managing Director. Ms. Campion is also an Executive Recruiter.

	JoAnn Zell	Senior Managing Director. Ms. Zell is also a physician.

	Matthew Zell	Senior Managing Director. Mr. Zell is also a high school teacher.

The directors and executive officers of ZFF are as follows:

	Helen Zell	Executive Director and Vice President. Ms. Zell is also a philanthropist.

	JoAnn Zell	Director and Vice President. Ms. Zell is also a physician.

	Kellie Zell	Director and Vice President. Ms. Zell is also a homemaker.

	Matthew Zell	Director and Vice President. Mr. Zell is also a high school teacher.

	Samuel Zell	Director and President. Mr. Zell is also the Chairman and Chief Executive Officer of EGI.

	James G. Bunegar	Vice President and Treasurer.

	Carleen L. Schreder	Secretary. Ms. Schreder is also a partner in the law firm of Levin, Schreder & Carey, Ltd. whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

The business address of each of the Reporting Persons, Samuel Zell, Philip Tinkler, Jonathan Wasserman, Scott Peppet, James Bunegar, Lucille McFarland, Thomas Heneghan, Mark Sotir, Suzanne Campion, JoAnn Zell, Matthew Zell, Helen Zell and Kellie Zell is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d, e)	No Reporting Person has, and to the best knowledge of any such Reporting Person, no officer or director listed in Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	All of the executive officers and directors of each Reporting Person are United States citizens.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

See Item 4.

Item 4.	PURPOSE OF TRANSACTION

(a-j) On October 30, 2019, the Issuer, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CD&R Arrow Parent, LLC, a Delaware limited liability company (“Parent”), and CD&R Arrow Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), that, among other things and subject to the terms and conditions set forth therein, provides for the merger of Merger Sub with and into the Company, with the Company being the surviving entity in such merger (the “Merger”). Parent and Merger Sub are indirectly owned by investment funds managed by Clayton, Dubilier & Rice, LLC. If the Merger is consummated, the Issuer will become a private company. Under the terms of the Merger Agreement, the shares of Common Stock outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than shares held by (1) the Company, Parent or Merger Sub or (2) by stockholders of the Company who have validly exercised and perfected their appraisal rights under Delaware law) will be converted at the Effective Time into the right to receive $81.00 per share in cash.

CUSIP No. 035290105	SCHEDULE 13D	Page 14 of 20 Pages

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is filed as Exhibit 2 hereto and incorporated by reference herein.

As an inducement and condition for Parent and Merger Sub to enter into the Merger Agreement, each of the Reporting Persons (except for Chai Trust) (each a “Voting Agreement Stockholder”) have entered into a Voting and Support Agreement, dated as of October 30, 2019, with Parent (the “Voting Agreement”). Pursuant to the Voting Agreement, the Voting Agreement Stockholders have agreed, among other things, to vote or cause to be voted any issued and outstanding shares of the Common Stock beneficially owned by each such Voting Agreement Stockholder, or that may otherwise become beneficially owned by such Voting Agreement Stockholder during the term of the Voting Agreement, in favor of adopting the Merger Agreement and against any action, agreement or proposal that could reasonably be expected to delay, postpone or adversely affect consummation of the Merger and other transactions contemplated by the Merger Agreement. The Voting Agreement covers a total of 3,640,337 shares of Common Stock owned by the Voting Agreement Stockholders that are parties to the Voting Agreement, representing approximately 10.8% of the outstanding shares of Common Stock. However, the Voting Agreement Stockholders are permitted to donate up to 600,000 of these shares of Common Stock to charitable organizations, free of restrictions under the Voting Agreement. If these donations are made, approximately 9.0% of the outstanding shares of Common Stock will remain subject to the Voting Agreement.

The Voting Agreement will automatically terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) for each Voting Agreement Stockholder, the election of the Voting Agreement Stockholder to terminate the Voting Agreement following any amendment of the Merger Agreement that reduces or changes the form of consideration payable pursuant to the Merger Agreement.

The foregoing description of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement, which is filed as Exhibit 3 hereto and incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

As a result of entering into the Voting Agreement, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock beneficially owned by the members of the group as a whole. Except as otherwise disclosed herein, each Reporting Person expressly disclaims any beneficial ownership of the shares of Common Stock beneficially owned by each other Reporting Person.

(a, b) As of the date hereof, Chai Trust may be deemed to be the beneficial owner of 1,528,299 shares of Common Stock (approximately 4.5% of the total number of shares of Common Stock outstanding). This amount includes: (i) 526,277 Shares beneficially owned by KMJZ (approximately 1.6% of the total number of Shares outstanding); (ii) 862,147 shares of Common Stock beneficially owned by SIT (approximately 2.5% of the total number of shares of Common Stock outstanding); (iii) 55,587 shares of Common Stock beneficially owned by Alpha (approximately 0.2% of the total number of shares of Common Stock outstanding); (iv) 55,588 shares of Common Stock beneficially owned by ZFT (approximately 0.2% of the total number of shares of Common Stock outstanding); and (v) 28,700 shares of Common Stock held by QTIP (approximately 0.1% of the total number of Shares outstanding). Chai Trust shares voting and dispositive power with each of KMJZ, SIT, Alpha, QTIP and ZFT with respect to the shares of Common Stock held by each of KMJZ, SIT, Alpha, QTIP, and ZFT, respectively. As of the date hereof, each of the Revocable Trust and Samuel Zell may be deemed to be the beneficial owner of 1,464,098 (approximately 4.3% of the total number of shares of Common Stock outstanding including (i) 14,666 shares of Common Stock held directly by the Revocable Trust (approximately 0.0% of the total number of shares of Common Stock outstanding) and (ii) 1,449,432 shares of Common Stock held directly by SZRT (approximately 4.3% of the total number of shares of Common Stock outstanding). The Zell Family Foundation beneficially owns 647,940 shares of Common Stock (approximately 1.9% of the total number of shares of Common Stock outstanding. The foregoing beneficial ownership percentages are based on 33,827,906 shares of Common Stock outstanding on October 22, 2019, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2019.

(c) During the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons.

CUSIP No. 035290105	SCHEDULE 13D	Page 15 of 20 Pages

(d) Not applicable.

(e) Not applicable.

CUSIP No. 035290105	SCHEDULE 13D	Page 16 of 20 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement

Exhibit 2:	Agreement and Plan of Merger dated as of October 30, 2019 among the Company, Parent and Merger Sub (Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K dated October 30, 2019 and filed with the Securities and Exchange Commission on October 31, 2019)

Exhibit 3:	Voting and Support Agreement dated as of October 30, 2019 among Samuel Zell Revocable Trust, KMJZ Investments, L.L.C., Samstock/SIT, L.L.C., Samstock/Alpha, L.L.C., Samstock/ZFT, L.L.C., SZ Intervivos QTIP Trust, Chai Trust Company, LLC, Samstock/SZRT, L.L.C. and Zell Family Foundation (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated October 30, 2019 and filed with the Securities and Exchange Commission on October 31, 2019)

CUSIP No. 035290105	SCHEDULE 13D	Page 17 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 12, 2019

KMJZ INVESTMENTS, L.L.C.
SAMSTOCK/SIT, L.L.C.
SAMSTOCK/ALPHA, L.L.C.
SAMSTOCK/ZFT, L.L.C.

By:	/s/ PHILIP G. TINKLER

Name:	Phillip G. Tinkler
Title:	Vice President

SZ INTERVIVOS QTIP TRUST

By:	/s/ CHAI TRUST COMPANY, LLC, its trustee

By:	/s/ PHILIP G. TINKLER

Name:	Philip G. Tinkler
Title:	Chief Financial Officer

CHAI TRUST COMPANY, LLC

By:	/s/ PHILIP G. TINKLER

Name:	Phillip G. Tinkler
Title:	Chief Financial Officer

/s/ Samuel Zell
Samuel Zell

SAMUEL ZELL REVOCABLE TRUST

By:	/s/ Samuel Zell

Samuel Zell, as Trustee

SAMSTOCK/SZRT, L.L.C.

By: SAMUEL ZELL REVOCABLE TRUST

By:	/s/ Samuel Zell
Samuel Zell, as Trustee

CUSIP No. 035290105	SCHEDULE 13D	Page 18 of 20 Pages

ZELL FAMILY FOUNDATION

By:	/s/ Samuel Zell
President